[GRAPHIC OMITTED] Acergy

NEWS RELEASE

           Acergy S.A. announce Principal Executive Office Relocation

London, England - March 19, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) today announce that from Tuesday March 25, 2008 their principal executive offices, currently based in Sunbury-on-Thames, will relocate to the following address:

200 Hammersmith Road
Hammersmith
London
W6 7DL

Tel: + 44 (0) 20 8210 5500
Fax: + 44 (0) 20 8210 5501

New contact details for Investor Relations are:

Karen Menzel                            Kelly Good
Tel: + 44 (0) 20 8210 5568              Tel: + 44 (0) 20 8210 5545
Mob: + 44 (0) 7766 702 481
karen.menzel@acergy-group.com           kelly.good@acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com